

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

David Sealock
Chief Executive Officer
Petroteq Energy Inc.
15165 Ventura Blvd., #200
Sherman Oaks, CA 91403

      Re: Petroteq Energy Inc.
            Registration Statement on Form 10-12G
            Filed May 22, 2019
            File No. 0-55991

Dear Mr. Sealock:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Natural Resources

cc: Leslie Marlow